EXHIBIT 99.1

Marc Boroditsky joins Nebius as Chief Revenue Officer

Amsterdam, May 28, 2025 — Nebius (NASDAQ: NBIS), a leading AI infrastructure company, today announced the appointment of Marc Boroditsky as Chief Revenue Officer as the company continues to build out its global sales team.

A seasoned senior tech executive, Marc has a strong global go-to-market track record of driving high growth – in five years at Twilio he grew paying customers six times, and revenue more than 10 times to $4 billion. Previously he founded several successful companies, and served as a senior leader at Oracle and most recently Cloudflare.

Arkady Volozh, founder and CEO of Nebius, welcomed Marc to the company:

“We are building a global company and planning to grow many times in the coming years. Marc is the perfect candidate to help Nebius scale to multiple billions of dollars of revenue by unlocking sales across geographies, sectors and enterprise customers.”

Marc Boroditsky, incoming Chief Revenue Officer of Nebius, said:

“I’m amazed at how much the team at Nebius has built in such a short time. This company is one of the best kept secrets in AI – and that’s about to change. Nebius has all of the key ingredients to lead the AI infrastructure market – industry-leading technology, an outstanding team and ready access to growth capital. I am thrilled to be joining Arkady and the team and look forward to building a high performance go-to-market organization as Chief Revenue Officer.”

About Nebius

Nebius is a technology company building full-stack infrastructure to service the explosive growth of the global AI industry, including large-scale GPU clusters, an AI-native cloud platform, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the Company has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius’s AI Cloud has been built from the ground up for intensive AI workloads. With proprietary software and hardware designed in-house, Nebius gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

Nebius is one of only a handful of companies globally to hold Reference Platform NVIDIA Cloud Partner status, underscoring its expertise in designing and deploying a full stack of hardware and software infrastructure to NVIDIA’s Reference Architecture.

To learn more please visit www.nebius.com

Contacts

Media Relations: media@nebius.com

Investor Relations: askIR@nebius.com

Disclaimer

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy, expected growth, planned investments and capital expenditure, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: our ability to build our businesses to the desired scale, competitive pressures, technological developments, our ability to secure and retain clients, our ability to secure capital to accommodate the growth of the business, unpredictable sales cycles, potential pricing pressures, as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2025, which are available on our investor relations website at https://group.nebius.com/sec-filings and on the SEC website at https://www.sec.gov/. All information in this press release is as of May 28, 2025 (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.